Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Fourth Quarter and Fiscal Year 2012 Financial Results

SHANGHAI, February 26, 2013 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

FOURTH QUARTER 2012 FINANCIAL SUMMARY:

–	Total revenue was US$203.1 million, up 8.1% sequentially and 5.7% year-over-year (y-o-y), exceeding the Company’s previously guided range of US$189 - US$196 million.

–	Gross profit was US$75.3 million, up 7.5% sequentially and down 3.9% y-o-y. Gross margin was 37.1% compared to 37.3% in the prior quarter and 40.8% in 4Q11.

–	Cash flows used in operations were US$3.2 million, compared with cash flow generated from operations of US$45.7 million in the prior quarter and US$30.7 million in 4Q11.

–	GAAP net income was US$24.9 million, up 7.0% sequentially and down 29.3% y-o-y.

–	GAAP net income per basic and diluted ADS was US$0.52 and US$0.47, respectively, an increase from US$0.50 and US$0.44, respectively, in the prior quarter and a decrease from US$0.75 and US$0.66, respectively, in 4Q11.

–	Non-GAAP net income was US$31.2 million, up 6.3% sequentially and down 24.9% y-o-y. Non-GAAP net income per diluted ADS was US$0.59, an increase from US$0.56 in the prior quarter and a decrease from US$0.78 in 4Q11.

FISCAL YEAR 2012 FINANCIAL SUMMARY:

–	Total revenue was US$725.2 million, up 7.6% y-o-y.

–	Gross profit was US$270.9 million, down 3.5% y-o-y. Gross margin was 37.3% compared to 41.6% in 2011.

–	Cash flows from operations were US$78.4 million, compared with US$122.4 million for 2011.

–	GAAP net income was US$93.3 million, down 30.6% y-o-y.

–	GAAP net income per basic and diluted ADS was US$2.00 and US$1.79, respectively, a decrease from US$2.81 and US$2.48, respectively, in 2011.

–	Non-GAAP net income was US$119.4 million, down 20.9% y-o-y. Non-GAAP net income per diluted ADS was US$2.29, a decrease from US$2.78 in 2011.

FOURTH QUARTER 2012 BUSINESS HIGHLIGHTS:

•	Achieved record revenues, exceeding top end of prior guidance, with more than 50% revenue contribution from smartphones;
•	Achieved strong ramp in smartphone chipset sales, exceeding prior target of 18 million units in fourth quarter shipments;
•	Began shipments of 40nm GPRS/GSM baseband and SC8810 smartphone chipset to Samsung;
•	Launched first mobile baseband platform with integrated wireless connectivity.

1

Exhibit 99.1

Commenting on the results, Dr. Leo Li, Spreadtrum’s Chairman and CEO said, “This quarter we achieved record revenues, exceeding our prior guidance and outperforming typical fourth quarter seasonality. In particular, we achieved a very fast ramp in our smartphone business, which accounted for more than fifty percent of revenue in the quarter. In addition, we further expanded our business with first tier handset makers and operators, starting shipments of our 40nm GPRS/GSM baseband and low-cost TD-SCDMA smartphone chipset to Samsung, the world’s largest smartphone vendor. Looking ahead, our dual-core 1.2GHz TD-SCDMA/EDGE smartphone platform is now in the final stages of qualification with China Mobile and we expect it to be shipping in customer handsets in the very near future. This and other dual-core and quad-core smartphone products supporting TD-SCDMA, WCDMA and LTE will expand our addressable market, improve our product mix and position us for strong growth this year.”

“Looking ahead to 1Q13, we expect revenue to be in the range of US$180 million to US$186 million, a sequential decrease of 8.4% to 11.4%, which is also better than the typical first quarter seasonality that occurs in the China market due to the Lunar New Year holiday. We expect our gross margin to remain flat compared to the fourth quarter.”

Shannon Gao, Spreadtrum’s CFO added, “In the fourth quarter we achieved gross margins that were in line with the previous two quarters, with our growth in smartphones and cost down initiatives mitigating the impact of ongoing price pressure. This year we are continuing to invest in R&D to deliver new products in the smartphone, WCDMA and LTE markets. We continue to expect improvement in product mix and increased operating leverage as these new, higher value products begin to generate revenue in 2013.”

FOURTH QUARTER AND FISCAL YEAR 2012 FINANCIAL REVIEW:

Revenue

Revenue in 4Q12 totaled US$203.1 million, up from US$187.9 million in 3Q12 and from US$192.2 million in 4Q11. Revenue for the fiscal year 2012 totaled US$725.2 million, up 7.6% from US$674.3 million in 2011.

In 4Q12, smartphone products accounted for 54% of chipset revenue, and feature phone and other products accounted for 46% of chipset revenue. In 2012, smartphone products accounted for 24% of chipset revenue.

Gross Profit and Margin

Gross profit for the quarter was US$75.3 million, up 7.5% from US$70.1 million in 3Q12 and down 3.9% from US$78.4 million in 4Q11. Gross margin for the quarter was 37.1%, down from 37.3% in 3Q12 and from 40.8% in 4Q11. Non-GAAP gross margin, adjusted to exclude share-based compensation expenses, was 37.2%, down from 37.4% in 3Q12 and from 40.9% in 4Q11. For the fiscal year 2012, gross profit decreased 3.5% to US$270.9 million from US$280.6 million in 2011, with a gross margin of 37.3% in 2012 compared to 41.6% in 2011. Non-GAAP gross margin for the full year 2012 was 37.4%, compared to 41.7% in 2011.

2

Exhibit 99.1

Cost of revenue in 4Q12 totaled US$127.8 million, an increase of 8.5% from the previous quarter and 12.3% from 4Q11. Total cost of revenue for fiscal year 2012 was US$454.4 million, up 15.4% from US$393.6 million in 2011.

Operating Expense and Margin

The Company’s operating margin for the quarter was 13.0%, down from 13.4% in the previous quarter and 17.8% in 4Q11. The year-over-year decrease in operating margin was primarily due to lower gross margin and higher research and development (R&D) expenses as a percentage of revenue. Non-GAAP operating margin, adjusted to exclude share-based compensation expenses was 16.1% in 4Q12, compared to 16.6% in 3Q12 and 21.1% in 4Q11. Operating margin for fiscal year 2012 was 13.9%, compared to 20.2% in 2011.

Total operating expenses in 4Q12, including R&D expenses and selling, general and administrative (SG&A) expenses, were US$48.9 million, an increase from US$44.9 million in 3Q12 and from US$44.1 million in 4Q11. Total operating expenses for fiscal year 2012 were US$170.0 million, up 17.8% from US$144.3 million in 2011.

R&D expenses increased 13.1% sequentially and 9.2% year-over-year to US$41.2 million in 4Q12. The sequential increase in R&D expenses was primarily due to an increase in new product development engineering expenses and employee compensation expenses, partially offset by an increase in recognized R&D subsidies. The year-over-year increase in R&D expenses was primarily due to an increase in new product development engineering expenses, employee compensation expenses, amortization expenses and outside service expenses, partially offset by an increase in recognized R&D subsidies. R&D expenses for 2012 totaled US$139.5 million, representing a 18.9% increase from US$117.3 million in 2011.

SG&A expenses decreased 9.7% sequentially and increased 19.6% year-over-year to US$7.7 million in 4Q12. The sequential decrease in SG&A expenses was primarily due to a decrease in legal expenses and employee compensation expenses. The year-over-year increase in SG&A expenses was primarily due to increases in freight expenses and employee compensation expenses including share-based compensation. SG&A expenses were US$30.5 million in the full year 2012, compared to US$27.0 million in 2011.

Non-Operating Income

In 4Q12, the Company recorded interest income of US$1.3 million, down from US$1.5 million in the previous quarter and US$2.1 million in 4Q11. Interest expense in 4Q12 was US$1.0 million, down from US$1.1 million in the previous quarter and from US$1.3 million in 4Q11. Other income (net) in 4Q12 was a gain of US$16 thousand, compared to a loss of US$0.2 million in 3Q12 and a gain of US$2.0 million in 4Q11. Other income (net) mainly represented net foreign exchange gains and losses. Non-operating income for the full year 2012 totaled US$2.1 million, compared to US$13.9 million in 2011.

3

Exhibit 99.1

Net Income

The Company’s net income totaled US$24.9 million in 4Q12, compared to US$23.2 million in 3Q12 and US$35.2 million in 4Q11. The sequential increase in net income was primarily due to the increase in gross profit. Net margin was 12.2%, down from 12.4% in 3Q12 and from 18.3% in 4Q11. Basic and diluted income per ADS were US$0.52 and US$0.47, respectively, in 4Q12, compared to US$0.50 and US$0.44, respectively, in 3Q12, and US$0.75 and US$0.66, respectively, in 4Q11. Net income for the fiscal year 2012 totaled US$93.3 million, down from US$134.5 million in 2011. Net margin for the year was 12.9%, compared to 19.9% for the full year 2011. For the full year 2012, basic and diluted income per ADS was US$2.00 and US$1.79, respectively, compared to US$2.81 and US$2.48, respectively, per basic and diluted ADS in 2011.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 4Q12 was US$31.2 million, up from a non-GAAP net income of US$29.3 million in 3Q12 and down from US$41.5 million in 4Q11. Diluted non-GAAP net income per ADS in 4Q12 was US$0.59, compared with US$0.56 per ADS in the prior quarter and US$0.78 per diluted ADS in 4Q11. Excluding share-based compensation expenses, non-GAAP net income for the full year 2012 was US$119.4 million, compared to US$150.8 million in 2011. Diluted non-GAAP income per ADS for 2012 was US$2.29, compared with US$2.78 per ADS in 2011.

Balance Sheet and Cash Flow

As of December 31, 2012, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$165.2 million, compared to US$190.0 million as of September 30, 2012. The total balance of short-term and long-term restricted cash pledged to banks for short-term and long-term loans was US$81.7 million, compared with $81.2 million as of September 30, 2012. In 4Q12, the Company used US$3.2 million in cash in operating activities, including expenditures of US$4.9 million in cash on property and equipment, US$3.5 million on intangible assets, US$3.2 million on equity investments and US$9.4 million to pay quarterly dividends.

Accounts receivable increased by US$31.0 million from US$19.3 million as of September 30, 2012 to US$50.3 million as of December 31, 2012. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, increased sequentially from 7 days to 16 days. Inventory as of December 31, 2012 was US$128.8 million, an increase of US$4.3 million from September 30, 2012. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, increased from 86 days in 3Q12 to 90 days in 4Q12. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$16.2 million as of September 30, 2012 to US$16.1 million as of December 31, 2012. Total assets as of December 31, 2012 were US$700.2 million, up US$23.8 million from US$676.4 million as of September 30, 2012. The increase in total assets was primarily attributable to increases of US$31.0 million in accounts receivable, US$10.7 million in prepaid expenses and other current assets, US$4.3 million in inventory and US$2.3 million in equity investment, partially offset by decreases of US$25.3 million in cash and US$1.4 million in intangible assets.

4

Exhibit 99.1

Current liabilities decreased from US$238.0 million as of September 30, 2012 to US$234.0 million as of December 31, 2012, primarily due to a decrease of US$7.9 million in advances from customers, offset by a US$5.0 million increase in accrued expenses. Long-term liabilities as of December 31, 2012 were US$82.4 million, compared to US$82.5 million as of September 30, 2012.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the first quarter of 2013 to be in the range of US$180 million – US$186 million, with a flat gross margin relative to the fourth quarter 2012.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 7:00 am (Eastern) / 4:00 am (Pacific) on Tuesday, February 26, 2013, which is 8:00 pm (Hong Kong) and 1:00 pm (Barcelona) to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International	+1 718 354 1231
▶ Hong Kong	+852 2475 0994
▶ Singapore	+65 672 39381
▶ United Kingdom	+44 20 3059 8139
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until March 6, 2013 at (US Toll / International) +1 646 254 3697, passcode: 93905688.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

5

Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	December 31	September 30	December 31	4Q12 change from
	2011	2012	2012	3Q12	4Q11

Revenue from third parties	192,224	185,505	203,129	9.5%	5.7%
Revenue from a related party	-	2,367	-	-100.0%	-
Total revenue	192,224	187,872	203,129	8.1%	5.7%
Cost of revenue	113,852	117,810	127,805	8.5%	12.3%

Gross profit	78,372	70,062	75,324	7.5%	-3.9%

Operating expenses
Research & development	37,746	36,461	41,235	13.1%	9.2%
Selling, general and administrative	6,399	8,475	7,651	-9.7%	19.6%
Total operating expenses	44,145	44,936	48,886	8.8%	10.7%

Operating income	34,227	25,126	26,438	5.2%	-22.8%

Non-operating income (expense)
Interest income	2,089	1,530	1,270	-17.0%	-39.2%
Interest expense	(1,253)	(1,058)	(980)	-7.4%	-21.8%
Other income(expense), net	2,034	(196)	16	-108.2%	-99.2%
Total non-operating income	2,870	276	306	10.9%	-89.3%
Income before income tax and equity in loss of affiliates	37,097	25,402	26,744	5.3%	-27.9%

Income tax expense	(2,298)	(2,288)	(1,619)	-29.2%	-29.5%
Equity in loss of affiliates, net of taxes	(55)	(119)	(372)	212.6%	576.4%

Net income	34,744	22,995	24,753	7.6%	-28.8%

Net loss attributable to non-controlling interest	432	241	114	-52.7%	-73.6%
Net income attributable to Spreadtrum Communications, Inc.	35,176	23,236	24,867	7.0%	-29.3%
Income per ADS, basic	0.75	0.50	0.52
Income per ADS, diluted	0.66	0.44	0.47

Margin analysis:
Gross margin	40.8%	37.3%	37.1%
Operating margin	17.8%	13.4%	13.0%
Net margin	18.3%	12.4%	12.2%

Weighted average ADS equivalent: [1]
Basic	46,943,520	46,876,567	47,572,178
Diluted	53,460,397	52,412,164	52,682,347
ADS equivalent outstanding at end of period	46,994,086	47,280,006	47,805,783

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

6

Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve Months ended
	December 31,	December 31,
	2011	2012	Change

Revenue from third parties	674,256	720,820	6.9%
Revenue from a related party	-	4,425	-
Total revenue	674,256	725,245	7.6%
Cost of revenue	393,624	454,370	15.4%

Gross profit	280,632	270,875	-3.5%

Operating expenses
Research &development	117,302	139,462	18.9%
Selling, general and administrative	26,958	30,494	13.1%
Total operating expenses	144,260	169,956	17.8%

Operating income	136,372	100,919	-26.0%

Non-operating income(expense)
Interest income	6,339	6,680	5.4%
Interest expense	(3,931)	(4,291)	9.2%
Other income(expense), net	11,520	(286)	-102.5%
Total non-operating income	13,928	2,103	-84.9%
Income before income tax and equity in loss of affiliates	150,300	103,022	-31.5%
Income tax expense	(15,092)	(9,980)	-33.9%
Equity in loss of affiliates, net of taxes	(1,184)	(601)	-49.2%

Net income	134,024	92,441	-31.0%

Net loss attributable to non-controlling interest	432	869	101.2%
Net income attributable to Spreadtrum Communications, Inc.	134,456	93,310	-30.6%
Income per ADS, basic	2.81	2.00	-28.8%
Income per ADS, diluted	2.48	1.79	-27.7%

Margin analysis:
Gross margin	41.6%	37.3%
Operating margin	20.2%	13.9%
Net margin	19.9%	12.9%

Weighted average ADS equivalent: [1]
Basic	47,770,808	46,665,234
Diluted	54,234,018	52,057,685

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

7

Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	December 31,	September 30,	December 31,
	2011	2012	2012
ASSETS
Current assets
Cash and cash equivalents	193,215	157,441	132,156
Restricted cash	69,907	17,849	17,969
Short-term deposit	72,495	32,583	32,995
Accounts receivable, net	10,707	19,261	50,313
Inventories	93,222	124,466	128,758
Deferred cost	64,690	16,202	16,112
Deferred tax assets	2,913	3,147	2,450
Prepaid expenses and other current assets	14,335	16,989	27,671
Total current assets	521,484	387,938	408,424

Property and equipment, net	41,527	50,373	51,339
Acquired intangible assets, net	58,370	74,451	73,089
Equity investment	13,494	50,538	52,813
Deferred tax assets	820	818	771
Goodwill	36,208	38,908	38,908
Long-term restricted cash	-	63,343	63,759
Indemnification assets	5,567	5,567	5,567
Other long-term assets	3,587	4,461	5,485
Total assets	681,057	676,397	700,155

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	111,626	14,113	14,090
Accounts payable	66,092	133,568	132,684
Advances from customers	91,858	28,383	20,472
Income tax payable	19,137	13,356	13,226
Accrued expenses and other current liabilities	66,655	48,536	53,489
Total current liabilities	355,368	237,956	233,961
Long-term loan	-	69,949	70,000
Other long-term obligations	5,532	5,349	5,223
Long-term tax liabilities	5,567	5,567	5,567
Deferred tax liabilities	1,612	1,612	1,612
Total long term liabilities	12,711	82,477	82,402
Total liabilities	368,079	320,433	316,363

Non-controlling shareholder interest	2,065	1,617	396
Shareholders' equity	310,913	354,347	383,396
Total liabilities and shareholders' equity	681,057	676,397	700,155

8

Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	December 31,	September 30,	December 31,
	2011	2012	2012

Cost of revenue	113,852	117,810	127,805
Adjustment for share-based compensation	(171)	(135)	(149)
Cost of revenue (non-GAAP)	113,681	117,675	127,656
Operating income	34,227	25,126	26,438
Adjustment for share-based compensation within: Cost of revenue	171	135	149
Research and development	4,786	4,404	4,607
Selling, general, and administrative	1,367	1,541	1,539
Operating income (non-GAAP)	40,551	31,206	32,733
Net income	35,176	23,236	24,867
Adjustment for share-based compensation within: Cost of revenue	171	135	149
Research and development	4,786	4,404	4,607
Selling, general, and administrative	1,367	1,541	1,539
Net income (non-GAAP)*	41,500	29,316	31,162
Net income per ADS, diluted	0.66	0.44	0.47
Adjustment for share-based compensation	0.12	0.12	0.12
Net income per ADS, diluted (non-GAAP)*	0.78	0.56	0.59
Gross margin	40.8%	37.3%	37.1%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	40.9%	37.4%	37.2%
Operating margin	17.8%	13.4%	13.0%
Adjustment for share-based compensation	3.3%	3.2%	3.1%
Operating margin (non-GAAP)*	21.1%	16.6%	16.1%
Net margin	18.3%	12.4%	12.2%
Adjustment for share-based compensation	3.3%	3.2%	3.1%
Net margin (non-GAAP)*	21.6%	15.6%	15.3%
Operating expenses	44,145	44,936	48,886
Adjustment for share-based compensation:
Research and development	(4,786)	(4,404)	(4,607)
Selling, general and administrative	(1,367)	(1,541)	(1,539)
Operating expenses (non-GAAP)	37,992	38,991	42,740

* There is no tax effect resulting from these adjustment items.

9

Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve Months ended
	December 31,	December 31,
	2011	2012

Cost of revenue	393,624	454,370
Adjustment for share-based compensation	(558)	(605)
Cost of revenue (non-GAAP)	393,066	453,765
Operating income	136,372	100,919
Adjustment for share-based compensation within: Cost of revenue	558	605
Research and development	11,681	19,315
Selling, general, and administrative	4,151	6,145
Operating income (non-GAAP)	152,762	126,984
Net income	134,456	93,310
Adjustment for share-based compensation within: Cost of revenue	558	605
Research and development	11,681	19,315
Selling, general, and administrative	4,151	6,145
Net income (non-GAAP)*	150,846	119,375
Net income per ADS, diluted	2.48	1.79
Adjustment for share-based compensation	0.30	0.50
Net income per ADS, diluted (non-GAAP)*	2.78	2.29
Gross margin	41.6%	37.3%
Adjustment for share-based compensation	0.1%	0.1%
Gross margin (non-GAAP)	41.7%	37.4%
Operating margin	20.2%	13.9%
Adjustment for share-based compensation	2.4%	3.6%
Operating margin (non-GAAP)*	22.6%	17.5%
Net margin	19.9%	12.9%
Adjustment for share-based compensation	2.4%	3.6%
Net margin (non-GAAP)*	22.3%	16.5%

* There is no tax effect resulting from these adjustment items.

10

Exhibit 99.1

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s expectations with respect to its dual-core 1.2GHz TD-SCDMA/EDGE smartphone platform being shipping in customer handsets in the very near future; the Company’s expectations with respect to its dual-core and quad-core smartphone products being expanding its addressable market, improving its product mix and positioning it for strong growth this year; the Company's expectations with respect to revenue in 1Q13 being in the range of US$180 million - US$186 million, a sequential decrease of 8.4% to 11.4%, with a flat gross margin relative to the fourth quarter 2012; and the Company’s expectations with respect to improvement in product mix and increased operating leverage as the new, higher value products begin to generate revenue in 2013. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the demand for the Company’s smartphone products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations

Tel: +1-650-308-8148

Email: ir@spreadtrum.com

Web: http://www.spreadtrum.com

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